Mail Stop 4561
      December 15, 2005


Charles M. Baughn
Hines Real Estate Investment Trust, Inc.
2800 Post Oak Boulevard
Suite 5000
Houston, Texas 77056-6118

Re:	Hines Real Estate Investment Trust, Inc.
      Form S-11
      Registration No. 333-130114
      Filed on December 2, 2005

Dear Mr. Baughn:

      This is to advise you that we have performed a limited review of the above registration statement and have the following comments.
We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

Undertakings

1. Please update your Item 512 undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      If you have any questions, please call David H. Roberts at
(202) 551-3856 or the undersigned at (202) 551-3495.


      Sincerely,



      Elaine Wolff
      Legal Branch Chief


cc:	Gene J. Oshman, Esq. (via facsimile)

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Charles M. Baughn
December 15, 2005
Page 1